

03043089

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 15, 2003, Series 2003-12	**333-109503**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: [signature]

Name: Richard J. Johnson

Title: Chief Financial Officer

Dated: December 15, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

Impac CMB Trust Series 2003-12
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2003-12

$1,000,000,000
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet **Date Prepared: November 21, 2003**

$1,000,000,000 (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2003-12

Class [1]	Approximate Bond Balance [2]	Tranche Type	WAL (Yrs.) Call/Mat [3][4]	Modified Duration (Yrs.) Call/Mat [3][4]	Payment Window (Mos.) Call/Mat [3][4]	Expected Rating (Moody's / S&P) [5]	Last Scheduled Payment Date
A-1	861,000,000	Floating Rate Senior	2.16 / 2.78	2.13 / 2.70	1 – 47 / 1 - 174	Aaa/AAA	November 2033
A-2	33,000,000	Floating Rate Senior	2.16 / 2.78	2.12 / 2.69	1 – 47 / 1 - 174	Aa1/AAA	November 2033
M-1	35,000,000	Floating Rate Mezzanine	2.16 / 2.78	2.11 / 2.67	1 – 47 / 1 - 174	Aa2/AA+	November 2033
M-2	46,500,000	Floating Rate Mezzanine	2.16 / 2.78	2.09 / 2.63	1 – 47 / 1 - 174	A1/AA	November 2033
M-3	17,000,000	Floating Rate Mezzanine	2.16 / 2.78	2.09 / 2.62	1 – 47 / 1 - 174	A2/AA-	November 2033
M-4	7,500,000	Floating Rate Mezzanine	2.16 / 2.78	2.08 / 2.61	1 – 47 / 1 - 174	A3/A+	November 2033
Total:	**$1,000,000,000**						

(1) The Bond Interest Rates will be subject to a cap equal to the lesser of (i) 11.50% per annum and (ii) the Available Funds Rate (as described below).
(2) The bond balances are subject to a +/-5% variance.
(3) The Bonds are priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the respective margins for the Class A-1 and Class A-2 Bonds will increase 2.0x, and (ii) the respective margins for the Class M-1, Class M-2, Class M-3 and Class M-4 Bonds will increase 1.5x.
(4) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(5) Rating agency contacts: Standard & Poor's, David Glehan, (212) 438-7324; Moody's, Pooja Bharwani, (212) 553-7135.

Trust: Impac CMB Trust Series 2003-12.

Seller: Impac Mortgage Holdings, Inc. or an affiliate thereof.

Depositor: IMH Assets Corp.

Master Servicer: Impac Funding Corporation.

Sub-Servicers:	Initially, with respect to substantially all of the Mortgage Loans, Wendover Funding, Inc. Commencing on or before March 1, 2004 either Countrywide Home Loans Servicing LP (or an affiliate thereof) or GMAC Mortgage Corporation, will act as sub-servicer with respect to substantially all of the Adjustable Rate Mortgage Loans deposited into the Trust on the Closing Date. Commencing on or about March 1, 2004, either Countrywide Home Loans Servicing LP (or an affiliate therof) or GMAC Mortgage Corporation, will act as sub-servicer with respect to substantially all of the Fixed Rate Mortgage Loans deposited into the Trust on the Closing Date
Underwriter:	Countrywide Securities Corporation (Lead Manager) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager).
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Bonds:	The "Bonds" will consist of (i) the Class A-1 and Class A-2 Bonds (together, the "Class A Bonds") and (ii) the Class M-1, the Class M-2, Class M-3 and Class M-4 Bonds (together, the "Class M Bonds").
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	The Bonds will be available in book-entry form through DTC.
ERISA Eligibility:	The Bonds are expected to be ERISA eligible, subject to certain conditions.
SMMEA Eligibility:	The Class A, Class M-1, Class M-2 and Class M-3 Bonds will constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	December 1, 2003.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of December 1, 2003, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	November [24], 2003.
Expected Closing Date:	December [18], 2003.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in January 2004.
Accrued Interest:	The price to be paid by investors for the Bonds will not include accrued interest thru the Closing Date (i.e., settling flat).
Interest Accrual Period:	With respect to the Bonds and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis).

Due Date: With respect to the Adjustable Rate Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related note.

Optional Termination: Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the outstanding aggregate principal balance of the Mortgage Loans is less than or equal to 25% of the Cut-off Date Balance, and (ii) the Payment Date occurring in January 2014.

Pricing Prepayment Speed: The Adjustable Rate Mortgage Loans were priced based on an assumed collateral prepayment speed of 30% CPR. For the Fixed Rate Mortgage Loans, 100% PPC, which assumes 2.0% CPR in month 1, an additional 1/11th of 18% CPR for each month thereafter, building to 20% CPR in month 12 and remaining constant at 20% CPR thereafter (in the case of the seasoned Fixed Rate Mortgage Loans, adjusted for age).

Mortgage Loans: The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $1,000,000,139, of which (i) approximately $967,565,298, or 96.76% by Sample Pool Calculation Date Balance, are adjustable rate mortgage loans secured by first liens on the related mortgaged properties (the "Adjustable Rate Mortgage Loans"), and (ii) approximately $32,434,840, or 3.24% by Sample Pool Calculation Date Balance, are fixed rate mortgage loans secured by first liens on the related mortgaged properties (the "Fixed Rate Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Bond Interest Rate: The Bond Interest Rate on each Class of Bonds for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Available Funds Rate, and (c) a fixed cap of 11.50%.

Premium Rate: Approximately 8.06% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. As of the Sample Pool Calculation Date, the weighted average Premium Rate of the Sample Pool is approximately 0.078%.

Net Mortgage Rate: The "Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of (i) 0.375% with respect to the Adjustable Rate Mortgage Loans, and (ii) 0.25% with respect to the Fixed Rate Mortgage Loans, (b) a master servicing fee rate of 0.03%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0043% (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans (in the case of (a) and (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Available Funds Rate: For any Payment Date, the "Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest accrued on the related Bonds at the lesser of (i) LIBOR plus the related margin and (ii) 11.50%, over (b) interest accrued on the Mortgage Loans at the Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), on each Payment Date, plus unpaid Basis Risk Shortfall Amounts from prior Payment Dates, to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with interest thereon at the Bond Interest Rate for such Payment Date, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts: The Trust will include interest rate derivative contracts for the benefit of the Bonds (the "Derivative Contracts"). The Derivative Contracts will have an initial aggregate notional balance of $35,178,000 on April 25, 2004, will increase to $508,859,700 on May 25, 2004, will increase to $632,335,300 on June 25, 2004 and will decline thereafter. The increases in notional amounts on the Derivative Contracts will be as a result of some Derivative Contracts to be deposited into the trust on the Closing Date having later start dates than others. Payments received on the Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Bonds, first to the Class A-1 Bonds, then to the Class A-2 Bonds, then to the Class M-1 Bonds, then to the Class M-2 Bonds, then to the Class M-3 Bonds, then to the Class M-4 Bonds, any Basis Risk Amounts. None of the Derivative Contracts will have a remaining term in excess of 59 months.

In any given period, the aggregate notional balance of the Swap Contracts will not exceed the aggregate balance of the Bonds.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

Class	Moody's/S&P	Subordination (after required target is reached
Class A-1	Aaa/AAA	14.40%
Class A-2	Aa1/AAA	11.10%
Class M-1	Aa2/AA+	7.60%
Class M-2	A1/AA	2.95%
Class M-3	A2/AA-	1.25%
Class M-4	A3/A+	0.50%

1. Overcollateralization. The required initial Overcollateralization will be zero and will remain at zero through the Payment Date occurring in June 2004, after which time the required target Overcollateralization will increase to 0.50% of the sum of the aggregate Cut-off Date Balance of the Mortgage Loans (such balance the "Cut-off Date Balance") (approximately $5,000,000). The required Overcollateralization amount does not stepdown.

2. Excess Cash Flow. "Excess Cash Flow" for any Payment Date will be equal to the available funds remaining after priorities 1 and 2 under "Priority of Payments" below.

3. Subordination. The Class M Bonds and the Class A-2 Bonds will provide subordination to those Classes of Bonds having a higher priority to the extent described under *"Realized Losses"* below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses will, in effect, be absorbed first, by Excess Cash Flow, and then by the reduction of overcollateralization. Following the reduction of any overcollateralization to zero, all allocable Realized Losses will be applied to the Class M Bonds and the Class A-2 Bonds, beginning with the Class M-4 Bonds, then to the Class M-3 Bonds, then to the Class M-2 Bonds, then to the Class M-1 Bonds and, thereafter, to the Class A-2 Bonds. Any Realized Losses allocated to the Class A-2 Bonds and the Class M Bonds will not bear interest and will be reimbursed as provided below in *"Priority of Payments."*

Allocated Realized Loss Amount:

With respect to the Class A-2 Bonds and Class M Bonds and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Priority of Payments:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Interest funds, sequentially, to the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Bonds;
2. From available funds, on a *pro rata* basis, the Principal Distribution Amount to the Bonds;
3. Excess Cash Flow, following the distributions described in clause 2 above, as principal to the Bonds on a *pro rata* basis to build or restore Overcollateralization to the required Overcollateralization Target amount;
4. Any remaining Excess Cash Flow, following the distributions described in Clause 3 above, sequentially to the Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Bonds, in respect of Allocated Realized Loss Amounts;
5. Any remaining Excess Cash Flow, following the distributions described in Clause 4 above, sequentially, to the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Excess Cash Flow, following the distributions described in clause 5 above, sequentially, to the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Bonds, to cover any Basis Risk Amounts which are not covered by payments received in respect of the Derivative Contracts; and
7. Any remaining Excess Cash Flow, following the distributions described in clause 6 above, to the Certificates.

[DM Tables, Available Funds Rate Schedule and Collateral Tables to follow]

Impac CMB Trust Series 2003-12, Class A-1

Price-DM Sensitivity Report

Settlement:	12/18/03
Class Balance:	$861,000,000
Pass-Thru Margin (pre-step-up):	0.350%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	35	35	35	35	35
WAL (yr)	9.46	2.75	2.16	1.35	1.07
MDUR (yr)	8.87	2.69	2.13	1.34	1.07
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Jan14	Dec08	Nov07	May06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	51	42	42	42	42
WAL (yr)	18.98	3.53	2.78	1.72	1.36
MDUR (yr)	16.21	3.39	2.70	1.70	1.34
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Nov33	Dec21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2003-12, Class A-2

Price-DM Sensitivity Report

Settlement:	12/18/03
Class Balance:	$33,000,000
Pass-Thru Margin (pre-step-up):	0.500%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	50	50	50	50	50
WAL (yr)	9.46	2.75	2.16	1.35	1.07
MDUR (yr)	8.80	2.68	2.12	1.34	1.07
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Jan14	Dec08	Nov07	May06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	72	60	60	61	60
WAL (yr)	18.98	3.53	2.78	1.72	1.36
MDUR (yr)	15.91	3.37	2.69	1.69	1.34
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Nov33	Dec21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2003-12, Class M-1

Price-DM Sensitivity Report

Settlement:	12/18/03
Class Balance:	$35,000,000
Pass-Thru Margin (pre-step-up):	0.700%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	70	70	70
WAL (yr)	9.46	2.75	2.16	1.35	1.07
MDUR (yr)	8.71	2.67	2.11	1.33	1.06
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Jan14	Dec08	Nov07	May06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	85	77	77	77	77
WAL (yr)	18.98	3.53	2.78	1.72	1.36
MDUR (yr)	15.61	3.35	2.67	1.69	1.34
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Nov33	Dec21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2003-12, Class M-2

Price-DM Sensitivity Report

Settlement:	12/18/03
Class Balance:	$46,500,000
Pass-Thru Margin (pre-step-up):	1.200%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	120	120	120	120	120
WAL (yr)	9.46	2.75	2.16	1.35	1.07
MDUR (yr)	8.48	2.64	2.09	1.32	1.06
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Jan14	Dec08	Nov07	May06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	145	132	132	132	132
WAL (yr)	18.98	3.53	2.78	1.72	1.36
MDUR (yr)	14.77	3.29	2.63	1.67	1.33
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Nov33	Dec21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2003-12, Class M-3

Price-DM Sensitivity Report

Settlement:	12/18/03
Class Balance:	$17,000,000
Pass-Thru Margin (pre-step-up):	1.400%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	140	140	140	140	140
WAL (yr)	9.46	2.75	2.16	1.35	1.07
MDUR (yr)	8.39	2.63	2.09	1.32	1.05
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Jan14	Dec08	Nov07	May06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	169	154	154	154	154
WAL (yr)	18.98	3.53	2.78	1.72	1.36
MDUR (yr)	14.45	3.27	2.62	1.66	1.32
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Nov33	Dec21	Jun18	Jan13	Feb11

Impac CMB Trust Series 2003-12, Class M-4

Price-DM Sensitivity Report

Settlement:	12/18/03
Class Balance:	$7,500,000
Pass-Thru Margin (pre-step-up):	1.500%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	150	150	150	150	150
WAL (yr)	9.46	2.75	2.16	1.35	1.07
MDUR (yr)	8.35	2.62	2.08	1.32	1.05
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Jan14	Dec08	Nov07	May06	Nov05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	181	164	165	165	165
WAL (yr)	18.98	3.53	2.78	1.72	1.36
MDUR (yr)	14.30	3.26	2.61	1.66	1.32
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Nov33	Dec21	Jun18	Jan13	Feb11

[Available Funds Rate Schedule and Collateral Tables to follow]

Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	2.77	2.77
2	5.05	5.05
3	5.40	5.40
4	5.05	5.05
5	5.14	5.60
6	4.29	10.41
7	4.25	12.08
8	4.20	12.18
9	4.27	12.41
10	4.47	12.65
11	4.48	12.94
12	4.80	13.44
13	4.85	13.63
14	4.97	13.89
15	5.40	14.49
16	5.21	14.39
17	5.46	14.77
18	5.57	15.02
19	5.82	15.39
20	5.83	15.48
21	5.94	15.67
22	6.16	15.98
23	6.30	16.09
24	6.26	12.03
25	6.19	10.72
26	6.19	10.74
27	6.73	11.43
28	6.21	10.80
29	6.47	11.20
30	6.50	11.36
31	6.83	11.85
32	6.70	11.69
33	6.74	11.74
34	6.96	12.03
35	6.93	12.07
36	7.16	10.94
37	7.12	10.62
38	7.12	10.63
39	7.83	11.56
40	7.14	10.66
41	7.41	11.10
42	7.31	11.08
43	7.61	11.61
44	7.40	11.32
45	7.41	11.34
46	7.65	11.66
47	7.49	11.43

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR, 1-Year LIBOR and 1-Year CMT forward LIBOR curves instantaneously increase by 1000 basis points in period 2 and thereafter and includes all projected cash proceeds from the Derivative Contracts.



$1,000,000,139 ARM and Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool

(As of Sample Calculation Date)

			Range
Total Number of Loans		3,951	
Total Outstanding Balance		$1,000,000,139	
Average Loan Balance		$253,101	$47,929 to $1,500,000
WA Mortgage Rate		5.702%	2.990% to 10.625%
WA Mortgage Rate Net LPMI		5.624%	2.990% to 9.875%
Net WAC		5.219%	2.581% to 9.591%
ARM Characteristics			
WA Gross Margin		3.420%	2.000% to 8.750%
WA Months to First Roll		25	2 to 83
WA First Periodic Cap		2.735%	1.000% to 6.000%
WA Subsequent Periodic Cap		1.054%	1.000% to 2.000%
WA Lifetime Cap		11.694%	8.990% to 21.000%
WA Lifetime Floor		3.469%	2.000% to 12.652%
WA Original Term (months)		360	180 to 360
WA Remaining Term (months)		358	171 to 360
WA Age (months)		2	0 to 20
WA LTV		78.82%	12.66% to 100.00%
WA FICO		695	
WA DTI%		38.85%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		76.67%	
Prepay Moves Exempted	Soft	30.29%	
	Hard	46.38%	
	No Prepay	23.33%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	68.21%	SFR	68.49%	REDUCED	51.30%	PUR	62.83%	OWNER	85.02%	0	23.33%
FL	7.57%	PUD	13.84%	FULL	19.16%	REFI/CO	27.20%	INV HM	12.92%	3	0.03%
VA	2.62%	CND	10.94%	NO RATIO	8.80%	REFI	9.97%	2ND HM	2.07%	6	0.55%
NV	2.18%	2-4 FAMILY	6.70%	NISA	8.74%					12	17.44%
MD	2.17%	MANUF	0.03%	NINA	7.01%					24	35.26%
										36	13.23%
										60	10.16%

$1,000,000,139 ARM and Fixed Rate Mortgage Loans

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
3/1 CMT1Y	$229,507	1	0.02	$229,507	4.625	4.625	4.625	4.216	358.00	2.00	744	80.0
5/1 CMT1Y	$1,125,487	2	0.11	$562,743	5.125	5.625	5.369	4.959	357.49	2.51	717	77.5
7/1 CMT1Y	$321,687	1	0.03	$321,687	4.750	4.750	4.750	4.341	358.00	2.00	804	75.0
5/1 LIB12M	$1,403,685	3	0.14	$467,895	4.500	5.375	5.035	4.626	358.00	2.00	699	78.6
30Y LIB6M	$212,091,449	758	21.21	$279,804	3.000	10.625	5.375	4.890	358.53	1.47	695	78.6
2/28 LIB6M	$474,407,716	1,930	47.44	$245,807	2.990	9.375	5.774	5.246	358.44	1.56	692	80.5
3/27 LIB6M	$163,751,742	666	16.38	$245,873	3.750	8.950	5.669	5.233	358.45	1.55	696	77.8
5/25 LIB6M	$108,802,472	443	10.88	$245,604	4.125	8.750	5.919	5.508	358.12	1.88	706	75.4
7/23 LIB6M	$5,431,555	31	0.54	$175,211	4.750	7.000	5.988	5.578	357.23	2.77	702	82.9
15Yr Fixed	$1,802,062	8	0.18	$225,258	4.750	6.875	5.916	5.632	174.98	5.02	686	68.3
20Yr Fixed	$517,139	3	0.05	$172,380	4.875	5.750	5.290	5.006	236.45	3.29	731	74.9
25Yr Fixed	$401,824	1	0.04	$401,824	6.500	6.500	6.500	6.216	296.00	3.00	647	80.0
30Yr Fixed	$29,713,814	104	2.97	$285,710	4.990	9.875	6.271	5.960	354.88	4.51	702	70.7
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
$0.01 - $50,000.00	$147,628	3	0.01	$49,209	6.000	9.500	7.136	6.268	357.68	2.32	717	86.5
$50,000.01 - $100,000.00	$20,001,408	242	2.00	$82,650	2.990	8.750	6.462	5.952	358.16	1.82	684	78.2
$100,000.01 - $150,000.00	$81,389,902	645	8.14	$126,186	3.000	9.500	6.119	5.597	357.80	1.72	691	81.0
$150,000.01 - $200,000.00	$122,609,568	701	12.26	$174,907	3.625	9.625	5.842	5.320	357.45	1.67	694	79.9
$200,000.01 - $250,000.00	$141,729,513	627	14.17	$226,044	3.000	8.990	5.669	5.178	357.57	1.62	696	79.8
$250,000.01 - $300,000.00	$165,596,217	604	16.56	$274,166	3.500	9.875	5.636	5.144	358.13	1.59	698	80.5
$300,000.01 - $350,000.00	$136,901,520	424	13.69	$322,881	3.500	8.625	5.610	5.129	358.41	1.59	698	79.8
$350,000.01 - $400,000.00	$99,752,349	265	9.98	$376,424	3.750	10.625	5.677	5.190	358.39	1.61	689	79.2
$400,000.01 - $450,000.00	$50,040,914	118	5.00	$424,076	3.375	8.950	5.572	5.120	357.92	1.59	699	77.6
$450,000.01 - $500,000.00	$51,527,461	108	5.15	$477,106	3.875	8.625	5.539	5.078	356.47	1.84	701	77.2
$500,000.01 - $550,000.00	$34,072,440	65	3.41	$524,191	4.250	9.250	5.883	5.427	358.27	1.70	693	78.3
$550,000.01 - $600,000.00	$33,478,247	58	3.35	$577,211	3.750	7.625	5.482	5.066	358.00	2.00	693	73.2
$600,000.01 - $650,000.00	$36,703,853	58	3.67	$632,825	3.875	7.875	5.441	5.038	358.23	1.67	689	72.2
$650,000.01 - $700,000.00	$9,415,589	14	0.94	$672,542	4.125	6.000	4.974	4.565	358.50	1.50	719	67.0
$700,000.01 - $750,000.00	$3,627,483	5	0.36	$725,497	4.250	6.000	5.078	4.695	357.80	2.20	717	70.9
$750,000.01 - $800,000.00	$3,110,037	4	0.31	$777,509	4.625	7.375	5.643	5.265	355.07	3.21	694	66.5
$800,000.01 - $850,000.00	$838,477	1	0.08	$838,477	6.500	6.500	6.500	6.091	358.00	2.00	720	70.0
$850,000.01 - $900,000.00	$1,781,955	2	0.18	$890,978	5.625	6.000	5.814	5.467	356.52	3.48	716	55.7
$900,000.01 - $950,000.00	$1,820,071	2	0.18	$910,035	5.250	6.000	5.623	5.276	356.01	3.99	690	71.6
$950,000.01 - $1,000,000.00	$3,955,506	4	0.40	$988,876	4.750	5.750	5.411	5.064	356.76	3.24	738	68.4
$1,450,000.01 - $1,500,000.00	$1,500,000	1	0.15	$1,500,000	5.375	5.375	5.375	4.966	358.00	2.00	722	57.7
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**



$1,000,000,139 ARM and Fixed Rate Mortgage Loans

State												
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
AL	$408,603	2	0.04	$204,301	6.750	8.500	7.122	6.202	357.00	3.00	695	84.6
AR	$467,559	3	0.05	$155,853	6.250	6.875	6.696	6.308	357.30	2.70	669	88.8
AZ	$15,652,787	86	1.57	$182,009	3.875	9.250	6.407	5.759	358.47	1.44	693	82.6
CA	$682,146,291	2,384	68.21	$286,135	2.990	8.875	5.508	5.042	358.00	1.62	700	77.7
CO	$19,157,923	85	1.92	$225,387	3.750	9.000	6.089	5.415	358.52	1.48	684	81.3
CT	$6,285,491	22	0.63	$285,704	4.625	7.875	6.232	5.841	358.24	1.76	704	76.7
DC	$2,470,396	9	0.25	$274,488	4.500	7.625	5.374	4.965	358.82	1.18	716	74.0
DE	$1,123,718	5	0.11	$224,744	4.875	6.875	6.017	5.607	358.60	1.40	690	79.5
FL	$75,688,124	416	7.57	$181,943	3.500	9.625	6.168	5.675	358.23	1.76	689	81.5
GA	$6,616,664	41	0.66	$161,382	4.000	9.875	6.403	5.940	357.46	2.54	679	82.5
HI	$1,460,624	4	0.15	$365,156	4.990	6.375	5.528	5.119	358.49	1.51	702	80.0
IA	$326,519	2	0.03	$163,259	6.625	7.125	7.018	6.734	352.57	7.43	682	84.3
ID	$323,496	2	0.03	$161,748	6.250	6.875	6.603	6.194	357.56	2.44	668	85.6
IL	$15,497,108	81	1.55	$191,322	4.375	8.375	6.221	5.759	358.33	1.67	695	83.5
IN	$2,237,352	13	0.22	$172,104	5.750	8.375	6.523	5.947	358.34	1.66	658	81.8
KY	$714,300	4	0.07	$178,575	4.500	7.875	6.490	5.748	358.32	1.68	667	85.1
LA	$244,534	1	0.02	$244,534	6.250	6.250	6.250	5.841	359.00	1.00	601	70.0
MA	$8,329,483	31	0.83	$268,693	4.125	9.500	6.439	5.756	358.07	1.84	683	79.7
MD	$21,676,095	87	2.17	$249,151	3.750	8.500	5.781	5.363	358.08	1.90	679	79.7
ME	$277,223	1	0.03	$277,223	6.375	6.375	6.375	5.966	358.00	2.00	619	90.0
MI	$4,912,396	24	0.49	$204,683	5.250	8.750	6.779	6.302	355.61	3.63	685	80.9
MN	$5,540,494	30	0.55	$184,683	4.875	8.250	6.792	6.245	358.41	1.59	671	83.3
MO	$1,415,749	6	0.14	$235,958	5.250	8.125	7.152	6.743	357.55	2.45	679	86.8
MS	$272,607	2	0.03	$136,304	7.500	8.500	8.013	7.003	359.51	0.49	693	97.6
MT	$451,416	3	0.05	$150,472	5.500	6.625	6.144	5.734	358.00	2.00	648	83.8
NC	$5,237,292	28	0.52	$187,046	4.500	8.125	5.928	5.524	357.72	2.28	701	82.3
NE	$193,845	2	0.02	$96,922	5.500	7.625	6.617	6.207	358.05	1.95	637	75.1
NH	$680,842	4	0.07	$170,211	5.375	7.500	6.328	5.919	358.43	1.57	657	75.2
NJ	$10,966,517	41	1.10	$267,476	4.750	8.875	6.292	5.881	349.35	2.46	669	81.5
NM	$1,200,876	6	0.12	$200,146	5.250	7.000	6.063	5.654	358.13	1.87	685	83.6
NV	$21,828,096	106	2.18	$205,925	3.625	10.625	6.095	5.482	358.44	1.56	682	82.7
NY	$14,270,829	47	1.43	$303,635	3.750	7.375	5.940	5.557	353.74	2.39	684	73.6
OH	$3,660,607	27	0.37	$135,578	4.125	8.625	6.518	5.732	353.33	2.22	679	88.5
OK	$400,447	3	0.04	$133,482	5.375	7.250	6.735	6.154	358.49	1.51	681	80.5
OR	$4,303,675	24	0.43	$179,320	4.625	7.375	5.808	5.238	358.65	1.35	685	81.2
PA	$1,923,033	14	0.19	$137,360	3.750	8.500	6.543	5.963	357.75	2.25	693	84.6
RI	$598,755	4	0.06	$149,689	5.750	7.125	6.735	6.325	358.16	1.84	642	80.3
SC	$3,124,859	18	0.31	$173,603	4.500	8.625	5.933	5.467	358.38	1.62	708	83.3
SD	$111,497	1	0.01	$111,497	6.375	6.375	6.375	5.966	360.00	0.00	729	90.0
TN	$2,458,049	14	0.25	$175,575	3.875	8.490	5.651	5.053	358.31	1.69	709	82.9
TX	$12,156,697	71	1.22	$171,221	3.750	8.620	6.440	5.814	358.35	1.63	692	85.5
UT	$6,909,504	39	0.69	$177,167	3.000	8.125	5.949	5.308	358.43	1.57	688	82.0
VA	$26,161,756	109	2.62	$240,016	4.125	8.500	5.717	5.277	358.17	1.83	682	80.5
VT	$81,335	1	0.01	$81,335	7.750	7.750	7.750	7.341	358.00	2.00	623	90.0
WA	$9,254,685	42	0.93	$220,350	3.875	8.000	5.488	4.907	358.81	1.09	690	78.0
WI	$351,626	3	0.04	$117,209	5.490	6.250	5.716	4.601	358.00	2.00	679	88.6
WV	$302,157	2	0.03	$151,078	5.625	9.500	6.240	5.606	357.84	2.16	712	83.2
WY	$126,209	1	0.01	$126,209	6.250	6.250	6.250	4.691	358.00	2.00	736	100.0
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

$1,000,000,139 ARM and Fixed Rate Mortgage Loans

Loan-to-Value Ratios(Include CLTVs for 2nd Liens)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0.01 - 20.00	$434,701	2	0.04	$217,350	4.750	6.000	5.180	4.771	358.34	1.66	675	13.5
20.01 - 25.00	$405,590	4	0.04	$101,397	2.990	5.375	4.517	4.108	358.79	1.21	749	21.7
25.01 - 30.00	$1,267,873	7	0.13	$181,125	4.000	5.875	5.115	4.750	357.96	2.04	708	27.1
30.01 - 35.00	$744,719	4	0.07	$186,180	4.375	7.125	4.982	4.572	358.68	1.32	657	32.1
35.01 - 40.00	$3,791,483	20	0.38	$189,574	4.000	7.500	5.242	4.848	358.42	1.58	699	38.2
40.01 - 45.00	$3,957,017	17	0.40	$232,766	3.875	7.750	5.348	4.958	358.31	1.38	703	42.9
45.01 - 50.00	$7,873,053	30	0.79	$262,435	4.250	7.500	5.112	4.709	358.40	1.51	704	47.5
50.01 - 55.00	$12,837,844	51	1.28	$251,722	3.500	8.750	5.319	4.924	358.28	1.72	693	52.7
55.01 - 60.00	$21,111,126	75	2.11	$281,482	3.750	8.250	5.349	4.959	351.20	2.47	695	58.1
60.01 - 65.00	$30,750,634	106	3.08	$290,100	3.000	8.625	5.202	4.800	358.32	1.68	683	63.1
65.01 - 70.00	$136,296,454	488	13.63	$279,296	3.000	9.875	5.148	4.746	357.47	1.74	698	69.4
70.01 - 75.00	$45,781,612	165	4.58	$277,464	3.875	8.875	5.847	5.443	357.35	1.97	684	74.0
75.01 - 80.00	$499,454,691	1,895	49.95	$263,564	3.500	9.250	5.495	5.089	358.12	1.57	700	79.8
80.01 - 85.00	$33,629,719	123	3.36	$273,412	4.125	8.375	6.201	5.553	358.36	1.64	680	84.1
85.01 - 90.00	$108,047,628	497	10.80	$217,400	3.625	9.500	6.526	5.865	358.40	1.60	686	89.6
90.01 - 95.00	$66,274,973	319	6.63	$207,759	3.750	10.625	6.818	6.151	358.23	1.77	684	94.7
95.01 - 100.00	$27,341,022	148	2.73	$184,737	4.375	9.500	6.799	5.472	357.61	2.36	703	99.7
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
2.500 - 2.999	$100,000	1	0.01	$100,000	2.990	2.990	2.990	2.581	358.00	2.00	809	20.8
3.000 - 3.499	$774,200	3	0.08	$258,067	3.000	3.375	3.205	2.796	358.78	1.22	756	67.7
3.500 - 3.999	$15,299,520	51	1.53	$299,991	3.500	3.990	3.794	3.384	358.74	1.26	725	70.5
4.000 - 4.499	$49,019,390	178	4.90	$275,390	4.000	4.375	4.243	3.834	358.58	1.42	715	71.2
4.500 - 4.999	$157,775,575	588	15.78	$268,326	4.500	4.990	4.726	4.310	358.07	1.56	713	75.1
5.000 - 5.499	$205,736,219	755	20.57	$272,498	5.000	5.499	5.198	4.784	357.88	1.59	705	76.4
5.500 - 5.999	$239,305,516	890	23.93	$268,883	5.500	5.990	5.687	5.258	357.81	1.74	696	78.3
6.000 - 6.499	$124,268,925	496	12.43	$250,542	6.000	6.490	6.176	5.703	358.30	1.69	682	80.4
6.500 - 6.999	$104,444,960	468	10.44	$223,173	6.500	6.990	6.694	6.111	356.85	1.78	680	84.9
7.000 - 7.499	$45,232,456	220	4.52	$205,602	7.000	7.490	7.205	6.483	357.84	2.03	672	87.0
7.500 - 7.999	$35,982,582	176	3.60	$204,446	7.500	7.990	7.704	6.917	358.21	1.79	662	87.7
8.000 - 8.499	$11,554,199	66	1.16	$175,064	8.000	8.490	8.186	7.226	357.72	1.94	669	88.5
8.500 - 8.999	$8,402,208	50	0.84	$168,044	8.500	8.990	8.643	7.637	358.37	1.62	644	87.4
9.000 - 9.499	$1,089,704	4	0.11	$272,426	9.000	9.375	9.168	7.987	358.34	1.66	646	86.3
9.500 - 9.999	$625,184	4	0.06	$156,296	9.500	9.875	9.713	8.834	351.99	8.01	611	81.1
10.500 - 10.999	$389,500	1	0.04	$389,500	10.625	10.625	10.625	8.596	357.00	3.00	647	95.0
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

$1,000,000,139 ARM and Fixed Rate Mortgage Loans

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
SFR	$684,863,259	2,704	68.49	$253,278	2.990	9.875	5.697	5.218	357.81	1.67	695	78.9
PUD	$138,425,778	517	13.84	$267,748	3.750	10.625	5.756	5.231	358.24	1.75	692	80.8
CND	$109,447,946	502	10.94	$218,024	3.750	8.875	5.675	5.179	358.39	1.61	700	79.5
2-4 FAMILY	$67,011,809	226	6.70	$296,512	3.750	9.500	5.678	5.268	357.25	1.67	705	72.7
MANUF	$251,347	2	0.03	$125,674	6.250	7.500	6.837	6.428	358.53	1.47	642	70.8
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
PUR	$628,325,404	2,537	62.83	$247,665	3.625	10.625	5.712	5.205	358.28	1.65	706	81.7
REFI/CASH-OUT	$271,953,401	1,045	27.20	$260,242	2.990	9.500	5.755	5.320	357.06	1.70	675	73.6
REFI	$99,721,333	369	9.97	$270,248	3.375	9.875	5.497	5.035	357.76	1.77	687	74.6
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
OWNER OCC	$850,174,606	3,288	85.02	$258,569	3.000	10.625	5.677	5.195	357.88	1.67	693	79.3
INV HM	$129,171,616	576	12.92	$224,256	3.000	9.500	5.825	5.335	357.93	1.70	708	75.7
2ND HM	$20,653,917	87	2.07	$237,401	2.990	9.250	5.958	5.462	358.35	1.65	706	78.3
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
121 - 180	$1,802,062	8	0.18	$225,258	4.750	6.875	5.916	5.632	174.98	5.02	686	68.3
181 - 240	$517,139	3	0.05	$172,380	4.875	5.750	5.290	5.006	236.45	3.29	731	74.9
241 - 300	$401,824	1	0.04	$401,824	6.500	6.500	6.500	6.216	296.00	3.00	647	80.0
301 - 360	$997,279,113	3,939	99.73	$253,181	2.990	10.625	5.702	5.218	358.31	1.67	695	78.8
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**



$1,000,000,139 ARM and Fixed Rate Mortgage Loans

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
REDUCED	$512,972,460	1,936	51.30	$264,965	3.000	9.500	5.510	5.065	358.08	1.61	698	77.2
FULL	$191,602,243	753	19.16	$254,452	3.000	9.500	5.321	4.905	357.59	1.69	696	77.6
NO RATIO	$87,993,383	347	8.80	$253,583	4.250	8.500	5.869	5.345	357.46	1.54	698	81.9
NISA	$87,354,310	375	8.74	$232,945	3.750	9.000	6.204	5.682	358.33	1.66	693	83.2
NINA	$70,081,731	326	7.01	$214,975	4.500	10.625	6.638	6.085	357.54	1.96	695	81.7
SISA	$48,541,014	209	4.85	$232,254	2.990	9.875	6.657	5.746	357.70	2.23	669	83.1
NAV	$1,454,997	5	0.15	$290,999	5.000	7.375	6.435	6.048	358.38	1.62	657	77.4
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Unknown	$1,160,012	4	0.12	$290,003	5.750	8.375	7.026	6.690	353.97	5.95		74.6
801 - 820	$3,367,690	15	0.34	$224,513	2.990	6.750	5.159	4.691	358.53	1.47	804	74.5
781 - 800	$27,248,307	106	2.72	$257,059	3.500	8.500	5.389	4.936	358.26	1.71	788	77.4
761 - 780	$64,173,735	238	6.42	$269,638	3.375	8.500	5.289	4.844	357.18	1.66	770	76.2
741 - 760	$88,581,729	343	8.86	$258,256	3.000	8.625	5.392	4.937	357.94	1.72	749	77.5
721 - 740	$128,534,507	496	12.85	$259,142	3.500	8.750	5.409	4.949	358.00	1.68	731	78.7
701 - 720	$153,246,185	599	15.32	$255,837	3.500	8.625	5.545	5.087	358.34	1.65	710	79.2
681 - 700	$147,600,582	595	14.76	$248,068	3.625	8.750	5.598	5.107	358.06	1.69	690	79.8
661 - 680	$146,745,525	576	14.67	$254,767	3.750	9.500	5.906	5.356	357.99	1.71	671	80.4
641 - 660	$111,199,211	456	11.12	$243,858	3.750	10.625	5.985	5.474	356.59	1.66	651	79.2
621 - 640	$77,774,917	308	7.78	$252,516	4.375	9.375	6.187	5.693	358.33	1.59	631	80.1
601 - 620	$31,046,292	125	3.10	$248,370	4.375	8.750	6.129	5.671	358.51	1.49	613	75.4
581 - 600	$11,707,547	51	1.17	$229,560	4.625	8.950	6.677	6.267	358.45	1.55	592	77.4
561 - 580	$4,649,015	23	0.46	$202,131	6.750	8.875	7.654	7.244	358.48	1.52	572	70.0
541 - 560	$1,296,832	7	0.13	$185,262	6.500	9.875	7.944	7.563	355.30	4.70	552	61.5
521 - 540	$1,368,769	7	0.14	$195,538	7.625	8.875	8.271	7.861	358.41	1.59	530	66.5
501 - 520	$299,283	2	0.03	$149,642	7.750	8.250	7.933	7.524	358.00	2.00	507	48.5
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Current	$1,000,000,139	3,951	100.00	$253,101	2.990	10.625	5.702	5.219	357.89	1.68	695	78.8
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

$1,000,000,139 ARM and Fixed Rate Mortgage Loans

Collateral Grouped by 12 Month Payment History

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
Unknown	$1,000,000,139	3,951	100.00	$253,101	2.990	10.625	5.702	5.219	357.89	1.68	695	78.8
	$1,000,000,139	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
0	$233,262,421	942	23.33	$247,625	3.625	9.875	5.849	5.421	356.99	1.91	698	78.8
3	$313,996	1	0.03	$313,996	7.125	7.125	7.125	5.966	358.00	2.00	620	85.0
6	$5,537,768	11	0.55	$503,433	4.750	7.625	5.593	5.197	357.57	2.43	698	67.1
12	$174,374,008	595	17.44	$293,066	2.990	8.750	5.410	4.928	358.44	1.56	692	77.7
24	$352,579,347	1,434	35.26	$245,871	3.375	10.625	5.697	5.153	358.44	1.56	696	80.5
36	$132,326,803	551	13.23	$240,158	3.000	9.375	5.778	5.318	357.66	1.56	691	77.3
60	$101,605,797	417	10.16	$243,659	3.500	9.000	5.785	5.353	357.45	1.86	699	77.5
21	**$1,000,000,139**	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**

80% LTV/PMI Analysis (Excludes 2864 80% or less LTV Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
> 80% LTV, no MI	$670,850	3	0.29	$223,617	6.750	7.875	7.165	6.756	358.34	1.66	603	88.4
> 80% LTV, with MI	$234,622,493	1,084	99.71	$216,441	3.625	10.625	6.592	5.853	358.25	1.74	687	91.5
	$235,293,343	**1,087**	**100.00**	**$216,461**	**3.625**	**10.625**	**6.594**	**5.855**	**358.25**	**1.74**	**687**	**91.4**

Range of Months to Roll (Excludes 116 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
1 - 6	5	$212,091,449	758	21.92	$279,804	3.000	10.625	5.375	4.890	358.53	1.47	695	78.6
13 - 18	18	$109,106	1	0.01	$109,106	6.875	6.875	6.875	6.466	354.00	6.00	710	95.0
19 - 24	22	$474,298,610	1,929	49.02	$245,878	2.990	9.375	5.774	5.245	358.45	1.55	692	80.5
25 - 31	30	$1,465,473	7	0.15	$209,353	5.000	7.125	6.121	5.598	354.12	5.88	676	78.7
32 - 37	34	$162,515,776	660	16.80	$246,236	3.750	8.950	5.664	5.228	358.48	1.52	697	77.8
50 - 55	54	$2,868,768	11	0.30	$260,797	5.375	7.250	6.311	5.902	354.15	5.85	681	86.4
56 - 61	58	$108,462,875	437	11.21	$248,199	4.125	8.750	5.891	5.480	358.22	1.78	707	75.2
68 - 73	72	$171,384	1	0.02	$171,384	5.375	5.375	5.375	4.966	348.00	12.00	670	75.0
80 - 85	82	$5,581,858	31	0.58	$180,060	4.750	7.000	5.935	5.526	357.56	2.44	709	82.7
25	**25**	**$967,565,298**	**3,835**	**100.00**	**$252,299**	**2.990**	**10.625**	**5.684**	**5.195**	**358.42**	**1.58**	**695**	**79.1**

$1,000,000,139 ARM and Fixed Rate Mortgage Loans

Range of Margin									(Excludes 116 Fixed Rate Mortgages)				
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
2.000 - 2.249	$1,671,718	5	0.17	$334,344	3.500	5.875	4.696	4.286	358.27	1.73	707	71.1
2.250 - 2.499	$31,688,611	88	3.28	$360,098	3.625	7.500	5.457	5.048	358.00	2.00	715	71.2
2.500 - 2.749	$32,484,405	116	3.36	$280,038	3.750	7.875	5.110	4.701	358.39	1.61	718	76.6
2.750 - 2.999	$85,290,554	364	8.81	$234,315	3.750	9.250	5.644	5.232	357.97	2.03	699	80.6
3.000 - 3.249	$163,942,475	590	16.94	$277,869	3.000	8.000	5.234	4.818	358.53	1.47	700	77.8
3.250 - 3.499	$381,805,118	1,514	39.46	$252,183	2.990	8.625	5.461	5.047	358.54	1.46	704	78.6
3.500 - 3.749	$97,011,352	374	10.03	$259,389	4.375	8.375	5.813	5.357	358.55	1.45	690	77.2
3.750 - 3.999	$52,318,091	219	5.41	$238,895	4.375	8.750	6.289	5.681	358.66	1.34	667	79.1
4.000 - 4.249	$17,419,388	77	1.80	$226,226	5.250	8.625	6.515	5.763	358.60	1.40	638	80.3
4.250 - 4.499	$7,440,949	28	0.77	$265,748	5.750	8.750	6.927	5.659	358.65	1.35	660	88.5
4.500 - 4.749	$8,902,043	42	0.92	$211,953	4.625	10.625	7.338	6.082	358.40	1.60	663	88.3
4.750 - 4.999	$4,655,721	18	0.48	$258,651	5.750	9.000	7.262	5.983	358.71	1.29	650	85.3
5.000 - 5.249	$62,408,004	297	6.45	$210,128	4.125	8.950	6.728	5.829	357.74	2.26	684	88.5
5.250 - 5.499	$4,579,823	22	0.47	$208,174	5.375	8.750	6.941	6.437	358.59	1.41	609	74.4
5.500 - 5.749	$4,412,477	20	0.46	$220,624	5.875	8.250	7.230	6.680	358.66	1.34	622	79.0
5.750 - 5.999	$2,873,787	19	0.30	$151,252	5.625	8.875	7.505	7.096	357.93	2.07	609	74.9
6.000 - 6.249	$1,607,454	7	0.17	$229,636	6.250	8.500	6.949	6.416	358.00	2.00	647	77.9
6.250 - 6.499	$1,519,613	9	0.16	$168,846	6.500	8.625	7.403	6.817	357.90	2.10	603	75.5
6.500 - 6.749	$279,622	2	0.03	$139,811	6.750	6.750	6.750	6.154	358.00	2.00	704	76.7
6.750 - 6.999	$884,184	4	0.09	$221,046	6.250	8.875	7.077	6.668	359.78	0.22	607	68.6
7.000 - 7.249	$961,034	5	0.10	$192,207	6.875	8.750	7.628	7.219	358.36	1.64	669	82.8
7.250 - 7.499	$101,852	1	0.01	$101,852	7.625	7.625	7.625	7.216	359.00	1.00	620	79.7
7.500 - 7.749	$1,138,192	4	0.12	$284,548	7.750	8.500	8.015	7.206	358.50	1.50	659	83.9
7.750 - 7.999	$177,925	1	0.02	$177,925	8.125	8.125	8.125	7.716	358.00	2.00	666	95.0
8.000 - 8.249	$1,027,475	4	0.11	$256,869	8.250	8.375	8.313	6.646	358.43	1.57	679	93.5
8.250 - 8.499	$790,019	4	0.08	$197,505	8.500	8.625	8.542	6.938	358.20	1.80	682	96.0
8.750 - 8.999	$173,413	1	0.02	$173,413	9.000	9.000	9.000	7.311	358.00	2.00	656	90.0
3.420	**$967,565,298**	**3,835**	**100.00**	**$252,299**	**2.990**	**10.625**	**5.684**	**5.195**	**358.42**	**1.58**	**695**	**79.1**

$1,000,000,139 ARM and Fixed Rate Mortgage Loans

Range of Maximum Rates (Excludes 116 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
8.500 - 8.999	$100,000	1	0.01	$100,000	2.990	2.990	2.990	2.581	358.00	2.00	809	20.8
9.000 - 9.499	$1,093,001	4	0.11	$273,250	3.000	4.125	3.474	3.064	357.68	2.32	749	72.7
9.500 - 9.999	$16,897,464	56	1.75	$301,740	3.500	4.875	3.872	3.463	358.65	1.35	723	71.8
10.000 - 10.499	$52,996,931	191	5.48	$277,471	4.000	6.250	4.333	3.924	358.52	1.48	714	71.9
10.500 - 10.999	$160,337,256	602	16.57	$266,341	4.500	5.990	4.775	4.363	358.41	1.59	712	75.1
11.000 - 11.499	$204,971,762	761	21.18	$269,345	4.950	6.625	5.232	4.820	358.44	1.56	705	76.7
11.500 - 11.999	$228,173,951	867	23.58	$263,176	4.500	6.875	5.723	5.294	358.36	1.64	694	78.9
12.000 - 12.499	$113,251,269	450	11.70	$251,669	5.250	7.375	6.194	5.717	358.48	1.52	681	80.5
12.500 - 12.999	$87,186,057	387	9.01	$225,287	4.875	7.875	6.695	6.142	358.39	1.61	680	85.6
13.000 - 13.499	$34,333,601	171	3.55	$200,781	5.250	8.375	7.088	6.435	358.50	1.50	677	87.6
13.500 - 13.999	$31,713,890	151	3.28	$210,026	6.500	8.625	7.465	6.549	358.43	1.57	669	89.0
14.000 - 14.499	$16,185,247	81	1.67	$199,818	7.000	8.625	7.746	6.521	358.20	1.80	673	90.6
14.500 - 14.999	$12,075,695	66	1.25	$182,965	7.500	8.990	8.089	6.881	358.31	1.69	642	88.3
15.000 - 15.499	$3,265,980	18	0.34	$181,443	8.000	9.375	8.541	7.291	358.20	1.80	628	86.0
15.500 - 15.999	$2,676,291	17	0.28	$157,429	8.500	9.625	8.670	7.992	358.52	1.48	587	74.7
16.500 - 16.999	$389,500	1	0.04	$389,500	10.625	10.625	10.625	8.596	357.00	3.00	647	95.0
18.000 - 18.499	$274,364	1	0.03	$274,364	5.750	5.750	5.750	5.341	354.00	6.00	656	90.0
18.500 - 18.999	$260,766	2	0.03	$130,383	6.250	6.250	6.250	5.841	358.00	2.00	673	84.8
19.500 - 19.999	$522,462	4	0.05	$130,615	6.750	6.875	6.811	6.402	358.28	1.72	730	83.5
>= 20.000	$659,811	4	0.09	$214,953	7.125	7.500	7.245	6.835	356.83	3.17	668	95.0
11.694	**$967,565,298**	**3,835**	**100.00**	**$252,299**	**2.990**	**10.625**	**5.684**	**5.195**	**358.42**	**1.58**	**695**	**79.1**

$1,000,000,139 ARM and Fixed Rate Mortgage Loans

Next Interest Adjustment Date (Excludes 116 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
02/04	$1,663,848	5	0.17	$332,770	4.375	6.875	5.093	4.684	353.84	6.16	704	73.3
03/04	$11,839,567	40	1.22	$295,989	3.000	10.625	5.581	5.039	356.88	3.12	690	80.8
04/04	$95,944,650	356	9.92	$269,507	3.000	8.500	5.259	4.800	358.00	2.00	699	78.9
05/04	$71,858,568	236	7.43	$304,485	3.500	9.625	5.463	4.971	359.00	1.00	692	78.0
06/04	$30,784,816	121	3.18	$254,420	3.375	9.000	5.465	4.940	359.96	0.04	692	78.7
06/05	$109,106	1	0.01	$109,106	6.875	6.875	6.875	6.466	354.00	6.00	710	95.0
07/05	$1,920,776	7	0.20	$274,397	4.125	7.875	5.462	5.034	355.00	5.00	711	83.8
08/05	$1,520,763	6	0.16	$253,461	5.500	7.750	6.354	5.945	356.00	4.00	685	85.6
09/05	$31,545,091	131	3.26	$240,802	4.250	9.375	5.997	5.368	357.00	3.00	692	82.7
10/05	$245,058,223	1,014	25.33	$241,675	2.990	9.250	5.825	5.271	358.00	2.00	692	80.8
11/05	$136,675,092	529	14.13	$258,365	3.625	8.875	5.698	5.215	359.00	1.00	694	79.9
12/05	$57,578,665	242	5.95	$237,928	3.500	8.990	5.608	5.132	360.00	0.00	689	79.2
05/06	$257,668	1	0.03	$257,668	6.625	6.625	6.625	6.216	353.00	7.00	634	74.3
06/06	$769,563	3	0.08	$256,521	5.000	6.625	5.843	5.434	354.00	6.00	693	80.0
07/06	$438,243	3	0.05	$146,081	5.125	7.125	6.314	5.521	355.00	5.00	670	79.2
08/06	$1,846,454	4	0.19	$461,613	4.750	8.950	5.967	5.558	356.00	4.00	712	84.2
09/06	$6,398,190	30	0.66	$213,273	4.500	8.750	5.661	5.243	357.00	3.00	710	81.4
10/06	$84,114,469	341	8.69	$246,670	3.750	8.500	5.709	5.268	358.00	2.00	699	77.9
11/06	$51,458,019	204	5.32	$252,245	4.250	8.625	5.659	5.223	359.00	1.00	690	77.5
12/06	$18,698,644	81	1.93	$230,847	3.875	8.875	5.444	5.021	360.00	0.00	698	76.1
05/08	$430,185	2	0.04	$215,093	5.875	6.000	5.948	5.538	353.00	7.00	716	79.6
06/08	$1,563,808	6	0.16	$260,635	5.375	7.125	6.290	5.881	354.00	6.00	666	87.0
07/08	$874,775	3	0.09	$291,592	6.000	7.250	6.527	6.118	355.00	5.00	691	88.8
08/08	$2,591,456	10	0.27	$259,146	4.500	6.750	5.480	5.070	356.00	4.00	710	86.1
09/08	$7,672,707	26	0.79	$295,104	4.875	8.625	5.832	5.423	357.00	3.00	692	79.3
10/08	$68,566,553	286	7.09	$239,743	4.125	8.750	5.912	5.503	358.00	2.00	710	75.3
11/08	$22,865,467	86	2.36	$265,878	4.375	8.250	5.936	5.518	359.00	1.00	701	73.6
12/08	$6,766,693	29	0.70	$233,334	4.675	7.500	5.751	5.342	360.00	0.00	703	71.1
12/09	$171,384	1	0.02	$171,384	5.375	5.375	5.375	4.966	348.00	12.00	670	75.0
08/10	$863,000	2	0.09	$431,500	5.750	6.000	5.826	5.417	356.00	4.00	650	77.2
09/10	$779,360	3	0.08	$259,787	4.750	5.750	5.223	4.814	357.00	3.00	736	91.0
10/10	$3,883,107	25	0.40	$155,324	4.750	7.000	6.100	5.690	358.00	2.00	717	82.4
11/10	$56,390	1	0.01	$56,390	6.125	6.125	6.125	5.716	359.00	1.00	681	68.1
12/05	**$967,565,298**	**3,835**	**100.00**	**$252,299**	**2.990**	**10.625**	**5.684**	**5.195**	**358.42**	**1.58**	**695**	**79.1**

$1,000,000,139 ARM and Fixed Rate Mortgage Loans

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	MIN WAC	MAX WAC	GROSS WAC	NET WAC	REMG. TERM	AGE	FICO	ORIG LTV
5.01 - 10.00	$2,345,227	6	0.23	$390,871	4.750	5.990	5.467	5.071	338.13	2.18	722	74.9
10.01 - 15.00	$1,995,701	9	0.20	$221,745	5.375	7.240	6.109	5.563	357.44	2.56	720	76.9
15.01 - 20.00	$5,011,181	22	0.50	$227,781	3.750	9.500	5.672	5.187	352.28	1.92	698	72.5
20.01 - 25.00	$13,727,238	59	1.37	$232,665	3.750	7.750	5.316	4.820	356.22	1.81	702	74.7
25.01 - 30.00	$21,803,910	87	2.18	$250,620	3.625	8.490	5.496	5.020	355.40	1.86	702	75.1
30.01 - 35.00	$45,540,898	178	4.55	$255,848	3.625	8.375	5.469	4.993	357.09	1.74	707	76.2
35.01 - 40.00	$65,844,369	240	6.58	$274,352	3.750	9.500	5.545	4.990	358.15	1.85	700	78.4
40.01 - 45.00	$78,148,588	290	7.81	$269,478	3.500	8.750	5.651	5.075	358.39	1.60	689	80.2
45.01 - 50.00	$71,165,500	271	7.12	$262,603	3.375	8.875	5.478	4.969	357.71	1.47	694	79.2
50.01 - 55.00	$4,448,979	13	0.44	$342,229	4.000	6.000	4.881	4.471	358.25	1.75	683	70.4
> 55.00	$1,489,904	7	0.15	$212,843	4.375	6.875	5.823	5.326	358.47	1.53	682	80.2
Unknown	$688,478,644	2,769	68.85	$248,638	2.990	10.625	5.781	5.317	358.10	1.67	695	79.1
38.85	**$1,000,000,139**	**3,951**	**100.00**	**$253,101**	**2.990**	**10.625**	**5.702**	**5.219**	**357.89**	**1.68**	**695**	**78.8**